Exhibit 99.1

Eco Wave Power Announces Award of Land Use Tender for Wave Energy Project in Suao Port, Taiwan

Taipei, Taiwan – August 19, 2025 – Eco Wave Power Global AB (publ) (Nasdaq: WAVE) (“Eco Wave Power” or the “Company”), a leading developer of onshore wave energy technology, is pleased to announce that its partner, I-KE International Ocean Energy Co. (“I-KE”), a subsidiary of Lian Tat Company, has been awarded the official land use tender from the Suao Port Company for the installation of a wave energy pilot station in Taiwan. This achievement marks the first time in Taiwan’s history that a commercial port area has been opened for wave power testing, highlighting the nation’s commitment to innovation and clean energy.

In line with Taiwan’s national energy transition policy, the Keelung Branch of Taiwan Port Corporation designated 6.75 hectares of the southern outer breakwater of Suao Port for wave energy testing. The area was divided into three test zones, A, B, and C, each measuring 2.25 hectares. Through a competitive selection process completed in July 2025, I-KE was awarded exclusive rights to Zone C, where it will work together with Eco Wave Power to deploy Taiwan’s first 100 kW onshore wave energy conversion unit, which was purchased under a turnkey sale agreement signed with Eco Wave Power in late 2024.

This tender award is a first-of-its-kind event in Taiwan, setting an important precedent for the country’s renewable energy sector. It directly supports Taiwan’s national renewable energy transition strategy and positions Suao Port as a demonstration hub for low-carbon, smart, and innovative green energy. Facing the Pacific Ocean, the site offers stable, representative wave conditions with strong potential for commercial-scale wave power generation. The pilot project at Zone C is intended to serve as the foundation for a phased development roadmap, expanding to 20 MW in the medium term and potentially up to 400 MW of capacity across Taiwan’s coastline.

Inna Braverman, Founder and CEO of Eco Wave Power, stated, “This tender award represents a groundbreaking moment for Eco Wave Power and for Taiwan. It is not only our entry point into the Asian market but also the first time that a Taiwanese port has been allocated for wave energy testing. With I-KE and Lian Tat as strong local partners, we are confident that this project will demonstrate the commercial viability of wave energy and pave the way for large-scale deployment.”

CY Huang, Chairman of Lian Tat Company, added, “Being selected through a competitive process by Taiwan Port Corporation is a great honor. It validates the strength of Eco Wave Power’s technology and Taiwan’s readiness to embrace marine renewables. We look forward to establishing Suao Port as a green energy demonstration site with global visibility.”

About Lian Tat Company

Lian Tat Company (“LTC”) was established in March 12, 1959. Since its inception, it has been acting as a resource integrator by sourcing machinery tools and turnkey equipment from Europe and USA to assist the industrialization of local companies.

Since 1980, LTC expanded its business scope to source diesel engines for marine and power plant applications by associating with leading brands such as MAN, MTU, and Alstom. Its customers include the Taiwanese Navy, Customs, and Coast Guard, the Taiwan Power Company, shipping companies, such as Evergreen, and ferry owners and operators.

Establishing a full-fledged marine engine service workshop in 1994, LTC set a new milestone in its history. With establishment of the workshop, and a strong service team providing timely on-site and workshop service, LTC has created unparalleled sales and service records for the fleets of Taiwanese Navy and Coast Guard.

More recently, LTC has undergone a transformation and ventured into new industries, such as renewable energy and offshore wind power maritime engineering. Its objective is to synergize with the domestic maritime industry by integrating talent and resources, while also forging collaborative partnerships.

About I-Ke International Ocean Energy

I-Ke International Ocean Energy is a wholly owned subsidiary of Lian Tat Company. It benefits from the maritime expertise of its parent company and aims to introduce commercial wave power generation equipment domestically. Its mission is to promote clean and pollution-free green energy in Taiwan.

Chairman CY Huang of Lian Tat Company established I-Ke International Ocean Energy in 2023, and it specializes in the development, execution, construction, and operation of wave power projects in Taiwan. Last year, upon signing the MoU with Eco Wave Power, it immediately began evaluating wave power generation projects, negotiated the installation location as well as collected data on 83 to 100 other potential sites in Taiwan, including offshore islands

About Eco Wave Power Global AB (publ)

Eco Wave Power (NASDAQ: WAVE) is a pioneering onshore wave energy company transforming ocean and sea waves into clean, cost-efficient electricity using its patented and intelligent technology.

With a strong commitment to addressing climate change, the company developed and operates Israel’s first grid-connected wave energy power station—recognized as a “Pioneering Technology” by the Israeli Ministry of Energy and co-funded by EDF Renewables IL.

Eco Wave Power is actively expanding its global footprint, with upcoming projects planned in the Port of Los Angeles, Portugal, Taiwan, and India—contributing to a growing project pipeline of 404.7 MW.

The company has earned support and recognition from leading international organizations, including the European Union Regional Development Fund, Innovate UK, and the Horizon 2020 program, and is a proud recipient of the United Nations Global Climate Action Award.

Eco Wave Power’s American Depositary Shares are listed on the Nasdaq Capital Market under the symbol “WAVE.” For more information, please visit www.ecowavepower.com.

Note: Information available on or through the websites mentioned herein does not form part of this press release.

For press inquiries, please contact: info@ecowavepower.com

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995 and other Federal securities laws. For example, the Company is using forward-looking statements in this press release when it discusses the expectation that the pilot project at Zone C is intended to serve as the foundation for a phased development roadmap, expanding to 20 MW in the medium term and potentially up to 400 MW of capacity across Taiwan’s coastline, the belief that the tender award represents a groundbreaking moment for Eco Wave Power and for Taiwan, the expectation that the tender award is not only the Company’s entry point into the Asian market but also the first time that a Taiwanese port has been allocated for wave energy testing, and that the tender award is a first-of-its-kind event in Taiwan. Forward-looking statements can be identified by words such as: “anticipate,” “intend,” “plan,” “goal,” “seek,” “believe,” “project,” “estimate,” “expect,” “strategy,” “future,” “likely,” “may,” “should,” “will”, or variations of such words, and similar references to future periods. These forward-looking statements and their implications are neither historical facts nor assurances of future performance and are based on the current expectations of the management of Eco Wave Power and are subject to a number of factors, uncertainties and changes in circumstances that are difficult to predict and may be outside of Eco Wave Power’s control that could cause actual results to differ materially from those described in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Except as otherwise required by law, Eco Wave Power undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting Eco Wave Power is contained under the heading “Risk Factors” in Eco Wave Power’s Annual Report on Form 20-F for the fiscal year ended December 31, 2023 filed with the SEC on March 28, 2024, which is available on the on the SEC’s website, www.sec.gov, and other documents filed or furnished to the SEC. Any forward-looking statement made in this press release speaks only as of the date hereof. References and links to websites have been provided as a convenience and the information contained on such websites is not incorporated by reference into this press release.

3